November 7, 2017

VIA EDGAR CORRESPONDENCE

Kimberly Browning
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Innovator ETFs Trust (File Nos.: 333-146827; 811-22135)

Dear Ms. Browning:

On behalf of the Innovator ETFs Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on September 8, 2017 for the purpose of registering shares of the Innovator IBD® 50 ETF (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). On October 24, 2017, you provided comments via telephone regarding the Registration Statement. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statement.

Prospectus

1.	Please confirm in correspondence that neither the Fund nor the Adviser is affiliated with the Index Provider.

Response: The Fund confirms that neither the Fund nor the Adviser is affiliated with the Index Provider.

2.

At least one week prior to the Registrant Statement becoming effective, please file with the Commission a completed Registration Statement. Additionally, please provide a list of the 50 securities currently comprising the Index.

Response: Pursuant to the Staff’s request, the Fund has filed a complete Registration Statement as Post-Effective Amendment No. 65 on November 7, 2017. A complete list of the securities comprising the Index as of November 3, 2017 is attached hereto on Schedule I.

3.

In correspondence, please confirm that the cash and cash equivalents position (the “cash position”) referenced in the sixth paragraph of “Principal Investment Strategies” is contained within the Index. Please consider revising the disclosure to make it clear that the cash position is contained within the Index.

Response: Pursuant to the Staff’s request, the Fund confirms that the cash position is included within the Index. Accordingly, the Fund has made the following revisions to “Principal Investment Strategies”:

The first sentence of “Principal Investment Strategies” has been revised as follows:

The Fund will normally invest at least 80% of its net assets (including investment borrowings) in the securities that comprise the Index.

The following has been added as the last sentence of the second paragraph:

The Index is also designed to be responsive to downturns in the equities markets and incorporates a cash equivalents portion in response to certain market signals described below.

The sixth paragraph has been revised as follows:

However, the Index is also designed to be responsive to the overall health of the equities market. The Index contains cash equivalents positions composed of U.S. Treasury bills (“cash positions”) that allow it to adopt a defensive approach upon the occurrence of certain market signals that indicate that the equities market may be in, or entering, a downturn. Upon the occurrence of any of the four market signals listed below, at the next Index reconstitution, the cash positions will comprise 50% of the Index. While the Index is composed of 50% cash positions, each equity security will be weighted at half of its ordinary weight.

4.

Please explain how the Fund intends to comply with Section 35(d) and Rule 35d-1 of the 1940 Act. Please consider revising the Fund’s 80% policy articulated in the first sentence of the first paragraph of “Principal Investment Strategies” to clarify that the Fund may invest no less than 80% of its net assets in the securities comprising the Index but may invest more than 80% in those securities.

Response: The Fund’s believes that its name, Innovator IBD® 50 ETF, suggests to a reasonable investor that the Fund will invest significantly in the securities comprising the IBD® 50 Index. Given that the Fund intends to invest at least 80%, but likely substantially all, of its net assets in the securities comprising the IBD® 50 Index, the Fund believes that its name is neither deceptive nor misleading and is therefore compliant with Section 35(d) of the 1940 Act and the accompanying rule.

The Fund respectfully declines to revise the first sentence of the first paragraph of “Principal Investment Strategies” as it asserts that the current disclosure is not misleading. However, in light of the Staff’s request, the following disclosure has been added as the first sentence of the second to last paragraph of “Principal Investment Strategies” for the purpose of further clarifying the Fund’s strategy:

The Fund generally invests in all of the securities comprising the Index in proportion to the weightings of the securities in the Index.

5.	Please confirm that the Fund will file applicable Authorized Participant Agreements.

Response: Pursuant to the Staff’s request, the Fund has filed a form-of Authorized Participant Agreement as Exhibit (h)(4) on Post-Effective Amendment No. 65.

6.	Please confirm that the “red herring” language on the cover page of the Prospectus is in compliance with Rule 481(b) of the Securities Act.

Response: The Fund confirms that the “red herring” disclosure on the cover page of the Prospectus is in compliance with Rule 481(b)(1) as the last paragraph on the cover page is a replication of the “Example A” disclosure suggestion provided in Rule 481(b)(1). The Fund is in compliance with Rule 482(b)(2) as the first paragraph on the cover page is a replication of the suggested language provided in Rule 482(b)(2)(ii).

7.	In correspondence, please explain why the disclosure contained on the Fund’s website does not constitute a non-compliant advertisement pursuant to Rule 482(b)(2) of the Securities Act.

Response: The initial registration statement pursuant to which shares of the Fund are being offered was declared effective by the Commission on January 2, 2015. In that initial registration statement, the Fund stated that it would be operated as an actively-managed ETF. Accordingly, the Fund will operate as an actively-managed ETF from that time until November 15, 2017. The language contained on the website describes the Fund as it is currently being offered to shareholders and operated. However, the Adviser now deems it desirable to change the operation of the Fund from actively-managed to passive and index-tracking. The purpose of the Registration Statement was to undergo this change. However, in the interim, the Fund is still being operated as an actively-managed ETF pursuant to an effective registration statement. Given that Rule 482(b)(2) is applicable to advertisements used prior to the effectiveness of a registration statement, and that the Fund is being offered pursuant to an effective registration statement, the Fund asserts that Rule 482(b)(2) is inapplicable to the disclosure contained on the website.

8.	Please confirm in writing that the Fund is in compliance with all required exemptive relief.

Response: Pursuant to the Staff’s request, the Fund confirms it is in compliance with all required exemptive relief.

9.	In correspondence, please confirm that the Fund will not incur acquired fund fees and expenses.

Response: The Fund does not anticipate incurring acquired fund fees and expenses requiring disclosure in the fee table.

10.

Please revise footnote #1 to the “Annual Fund Operating Expenses” table to clarify that to the extent there is recoupment by the Adviser pursuant to the Fund’s expense limitation agreement, the Fund may only make such repayment to the Adviser if it does not cause the Fund’s expense ratio, after the recoupment payment has been taken into account, to exceed either the expense cap in place at the time the expenses were waived or the Fund’s current expense cap. Please also confirm that the numbers provided in “Example” were based on the agreement’s expiration on May 9, 2019. Lastly, please file the fee waiver agreement as a material agreement.

Response: Pursuant to the Staff’s request, the relevant portion of footnote #1 has been revised as follows:

Pursuant to its expense limitation agreement with the Fund, the adviser is entitled to recoup any fees that it waived and/or Fund expenses that it paid for a period of three years following such fee waivers and/or expense payments. The Fund may only make such repayment to the Adviser if, after the recoupment payment has been taken into account, it does not cause the Fund’s expense ratio to exceed either the expense cap in place at the time the expenses were waived or the Fund’s current expense cap.

Additionally, the Fund confirms that the “Expense” numbers were calculated based on the expense agreement expiring on May 9, 2019 and, pursuant to the Staff’s request, has filed the expense agreement as Exhibit (d)(2) on Post-Effective Amendment No. 65.

11.	The portfolio turnover rate for the Fund is high. Please consider revising “Principal Investment Strategies” and “Principal Risks” to the extent necessary.

Response: Pursuant to the Staff’s request, the following disclosure has been added as the last sentence of the second to last paragraph of “Principal Investment Strategies”:

This weekly rebalancing and reconstituting of the Index will cause the Fund to have a higher portfolio turnover rate than similar funds.

12.

In “Principal Investment Strategies,” the Fund states its intention to invest in equity securities. Please state specifically in which type of equity securities the Fund may invest. Additionally, please consider revising the last sentence of the second paragraph to clarify that the Fund may invest in foreign and domestic companies of any capitalization level.

Response: Pursuant to the Staff’s request, the second and third sentences of the second paragraph of “Principal Investment Strategies” have been revised as follows:

The equity portion of the Index primarily includes U.S. common stocks, but may, to a lesser extent, include common stocks of non-U.S. companies that utilize American Depositary Receipts (“ADRs”) to trade on U.S. securities exchanges. The equity securities comprising the Index may be issued by small-, mid- and large-capitalization companies located in either developed or emerging markets.

13.	Please consider revising “Principal Investment Strategies” to indicate that the Index is rules-based.

Response: Pursuant to the Staff’s request, the first sentence of the second paragraph of “Principal Investment Strategies” has been revised as follows:

The Index is a weekly, rules-based, computer-generated stock index compiled and published by Investor’s Business Daily® (“IBD” or the “Index Provider”) that seeks to identify the current top 50 growth stocks.

14.	Please revise the following two price signals in plain English and provide numerical examples to the extent it would help a reasonable investor better understand the signals.

(a) “Falling relative price performance of the S&P 500 in relation to itself over an 89-week time period.”

(b) “The distance of the average weekly closes of the S&P 500 over the last 10 weeks (weighted more heavily toward the recent weeks) in relation to the average weekly closes of the S&P 500 over the last 50 weeks (weighted more heavily toward the recent weeks).”

Response: Pursuant to the Staff’s request, the referenced disclosure has been revised as follows:

(a) Falling relative price performance of the S&P 500 in relation to itself over an 89-week time period (i.e. when the S&P 500’s average short-term prices fall below its average long-term prices).

(b) The S&P 500’s average price for the previous 10 weeks falls below its average price for the previous 50 weeks (more recent weeks weighted more heavily).

15.	To the extent that the Fund is concentrated in any sectors, please revise “Principal Investment Strategies” and “Principal Risks” accordingly.

Response: Pursuant to the Staff’s request, the following disclosure has been added to “Principal Investment Strategies”:

As of October 31, 2017, the Fund was concentrated in the information technology sector.

Additionally, the following disclosure has been added to “Principal Risks”:

Information Technology Sector Risk. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

16.	Please revise the Item 9 disclosure to include a description of the differences between sponsored and unsponsored ADRs and the corresponding risks.

Response: Pursuant to the Staff’s request, the following disclosure has been added to “Fund Investments – Equity Securities”:

Depositary receipts may be “sponsored” or “unsponsored.” Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer.

Additionally, the following disclosure has been added to “Additional Risks of Investing in the Fund – American Depositary Receipts Risk”:

Holders of unsponsored depositary receipts generally bear all the costs associated with establishing the unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.

17.	To the extent necessary, please revise “Authorized Participant Concentration Risk” to disclose all principal risks associated with authorized participants.

Response: Pursuant to the Staff’s request, “Authorized Participant Concentration Risk” has been revised as follows:

Authorized Participation Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem “Creation Units” (as defined in “Purchase and Sale of Fund Shares,” Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

18.	Please revise “Concentration Risk” to clarify that the Fund will be concentrated in a sector to the extent the Index is concentrated in a sector.

Response: Pursuant to the Staff’s request, the following disclosure has been added as the first sentence of “Concentration Risk”:

To the extent that the Index concentrates in the securities of issuers in a particular industry or sector, the Fund will also concentrate its investments to approximately the same extent.

19.	Please enhance “Foreign Securities Risk” to include disclosure regarding the risks associated with securities trading on non-U.S. stock markets.

Response: The Fund respectfully declines to revise its disclosure as it only invests in equity securities that are listed on U.S. exchanges.

20.	Please confirm that the Fund may utilize representative sampling to track the Index or revise the disclosure accordingly.

Response: Pursuant to the Staff’s request, all references to representative sampling have been removed.

21.

Please include disclosure that the Share price may deviate from its NAV and that in times of market stress investors may pay significantly more or receive significantly less than the NAV of the Shares.

Response: Pursuant to the Staff’s request, “Fluctuation of Net Asset Value Risk” is revised as follows:

Fluctuation of Net Asset Value Risk. Shares trade on the Exchange at their market price rather than their NAV. The market price may be at, above or below the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares may deviate significantly from NAV.

22.	Please consider revising the second sentence of “Trading Issues Risk,” reproduced below, to more closely track the requirements of Section 22(e) of the 1940 Act.

Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable.

Response: The Fund acknowledges the Staff’s comment and its obligations under Section 22(e). However, the Fund respectfully declines to revise the disclosure on the basis that the risk being described in “Trading Issues Risk” relates to potential issues for investors attempting to sell their Shares in the secondary market and does not directly implicate the 1940 Act’s requirements with regard to redemptions.

23.

Please consider adding risk disclosure regarding the risk that in stressed markets conditions the market for ETF shares may become less liquid causing an ETF’s shares to trade at an increased discount its NAV.

Response: Pursuant to the Staff’s request, “Fluctuation of Net Asset Value Risk” has been revised accordingly and is reproduced above in the response to Comment #22.

24.	Please consider adding risk disclosure regarding the use of “intraday indicative value.”

Response: Pursuant to the Staff’s request, the following disclosure has been added to “Principal Risks”:

Limitations of Intraday Indicative Value Risk. The Exchange intends to disseminate the approximate per share value of the Fund’s published basket of portfolio securities every 15 seconds (the ‘‘intraday indicative value’’ or ‘‘IIV’’). The IIV should not be viewed as a ‘‘real-time’’ update of the NAV per Share because (i) the IIV may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day, (ii) the calculation of NAV may be subject to fair valuation at different prices than those used in the calculations of the IIV, (iii) unlike the calculation of NAV, the IIV does not take into account Fund expenses, and (iv) the IIV is based on the published basket of portfolio securities and not on the Fund’s actual holdings. The IIV calculations are based on local market prices and may not reflect events that occur subsequent to the local market’s close, which could affect premiums and discounts between the IIV and the market price of the Shares. The Fund, Adviser and Sub-Adviser are not involved in, or responsible for, any aspect of the calculation or dissemination of the IIV and do not make any warranty as to the accuracy of these calculations.

25.	Please consider relocating the second and third paragraph of “Performance” to beneath the “Average Annual Total Return” table.

Response: Pursuant to the Staff’s request, the paragraphs have been so moved.

26.	Please provide an explanation as to why the following disclosure is appropriate under Form N-1A.

Returns after taxes on distributions and sale of Shares assume you sold your Shares at period end, and, therefore, are also adjusted for any capital gains or losses incurred. Returns for the market indices do not include expenses, which are deducted from Fund returns, or taxes.

Response: Pursuant to the Staff’s request, the referenced disclosure has been removed.

27.	Please confirm that John Southard is the Fund’s only portfolio manager or revise the disclosure accordingly.

Response: The Fund’s portfolio managers will be Dustin Lewellyn, Ernesto Tong and Anand Desai. The disclosure has been updated accordingly.

28.	In correspondence, please explain why the Fund’s choice to include the returns of the S&P 500 Total Return Index as a “broad-based securities market index” is appropriate.

Response: The S&P 500 Total Return Index is widely regarded and utilized as a proxy for the U.S. equities market. The S&P 500 Total Return Index was chosen to allow Fund investors to compare their returns against the U.S. equities market as a whole. The Fund asserts that it’s use of the S&P 500 Total Return Index is compliant with Item 4(b)(2)(iii) of Form N-1A.

29.	Please confirm that the performance of the IBD 50® Index is not currently listed on the Fund’s website.

Response: The Fund confirms that the performance of the IBD 50® Index is not currently listed on the Fund’s website.

30.

The first sentence of “Purchase and Sale of Fund Shares” states that Creation Units may be exchanged for the deposit or delivery of a basket of securities in which the Fund invests and/or cash. Please confirm the accuracy of this statement and consider adding risk disclosure regarding effectuating creations and redemptions for cash.

Response: Pursuant to the Staff’s request, “Purchase and Sale of Fund Shares” has been revised as follows:

The Fund will issue and redeem Shares at NAV only with authorized participants (“APs”) that have entered into agreements with the Fund’s distributor and only in Creation Units (large blocks of 50,000 Shares) or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may issue and redeem Shares in exchange for cash at a later date but has no current intention of doing so. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

31.	Please consider revising “Additional Information About the Fund’s Strategies” to “Additional Information About the Fund’s Principal Strategies” and “Fund Investments” to “Fund Principal Investments.”

Response: Pursuant to the Staff’s request, the section names have been so revised.

32.	Please consider revising the disclosure to clarify that the Fund may not achieve the desired tracking error of the Index of less than 5%.

Response: Pursuant to the Staff’s request, the following disclosure has been added as the last sentence of the second paragraph of “Additional Information About the Fund’s Principal Investment Strategies”:

There is no guarantee that the tracking error will not exceed 5%.

33.

Please add disclosure to “Principal Investment Strategies” that the Fund will generally invest in all of the securities comprising the Index in proportion to the weightings of the securities in the Index.

Response: Pursuant to the Staff’s request, the following disclosure has been added as the first sentence of the second to last paragraph of “Principal Investment Strategies”:

The Fund generally invests in all of the securities comprising the Index in proportion to the weightings of the securities in the Index.

34.	Please file with the Commission any license agreement to which the Fund is a party.

Response: Pursuant to the Staff’s request, the Fund has filed the it’s sub-license with the Adviser as Exhibit (h)(5) on Post-Effective Amendment No. 65.

35.	Please consider revising “Index Risk” to “Passive Investment Risk.”

Response: Pursuant to the Staff’s request, the disclosure has been revised accordingly.

36.	Please confirm that “Cash Management and Defensive Investing Risk,” “Index Provider Risk,” “Securities Lending Risk” and “Security Issuer Risk” are non-principal risks to the Fund.

Response: The Fund confirms that “Cash Management and Defensive Investing Risk” is a non-principal risk. The disclosure has been revised to include “Index Provider Risk” and “Security Issuer Risk” as principal risks. “Securities Lending Risk” has been removed.

37.	Please specify the portfolio managers’ business experience during the past 5 years.

Response: Pursuant to the Staff’s request, the disclosure has been revised accordingly.

38.

The last sentence of the second paragraph of “Management of the Fund – Management Fee” states that the management fees before and after such waivers for the fiscal year ended November 30, 2016, were 0.70% and 0.37%. Please confirm that the Adviser cannot recoup amounts waived by the prior investment adviser and explain to the Staff why this disclosure is relevant.

Response: Pursuant to the Staff’s request, the Fund confirms that the Adviser cannot recoup amounts waived by the previous adviser and has removed the referenced disclosure.

39.

The disclosure describing the Fund’s “Manager-of-Managers” structure states that the structure does not permit an increase in the overall management and advisory fees payable by the Fund without shareholder approval. Please consider revising this sentence for clarity.

Response: Pursuant to the Staff’s request, the referenced disclosure has been revised as follows:

The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval.

40.

Please consider adding disclosure to “How to Buy and Sell Shares” that describes that because secondary market transactions occur at market price, an investor may pay more than NAV when they buy Shares and less than NAV when they sell Shares.

Response: Pursuant to the Staff’s request, the following disclosure has been added as the last sentence of the first paragraph of “How to Buy and Sell Shares”:

Because Shares trade at market price rather than NAV, an investor may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

41.	Please explain how the Fund is in compliance with Item 11(g)(2) of Form N-1A.

Response: Item 11(g)(2) of Form N-1A states that the Fund may omit the table showing the number of days that the market price of fund shares was greater and lesser than NAV if the Fund provides an Internet address at the Fund’s website, which is publicly available, free of charge, that investors can use to obtain the premium/discount information required by Item 11(g)(2). The Fund provides such information on its website and discloses this to investors in the second paragraph of “Premium/Discount Information,” reproduced below.

Information regarding how often the Shares traded on the Exchange at a price above (at a premium) or below (at a discount) the NAV of the Fund during the past four calendar quarters can be found at www.innovatoretfs.com.

Statement of Additional Information

42.

In the third paragraph of “General Information,” the disclosure states that the Shares are redeemable in exchange for portfolio securities and a specified cash payment. Please consider revising the disclosure to clarify how the Fund is effectuating its creations and redemptions.

Response: Pursuant to the Staff’s request, the referenced disclosure has been revised as follows:

Shares are redeemable only in Creation Unit Aggregations, generally in exchange for portfolio securities and, in certain circumstances, for a specified cash payment.

43.

Please explain the basis for the Fund’s determination that Fund Investment Restriction #3 does not apply to does not apply to (i) the lending of portfolio securities, (ii) the purchase of debt securities, other debt instruments, loan participations and/or engaging in direct corporate loans in accordance with its investment goals and policies, and (iii) repurchase agreements to the extent the entry into a repurchase agreement is deemed to be a loan.

Response: Pursuant to the Staff’s request, the referenced disclosure has been removed.

44.

Please revise Fund Investment Restriction #7 to clarify that to the extent that the Index concentrates in the securities of a particular industry or group of industries, the Fund will concentrate in the securities of that particular industry or group of industries as well.

Response: Pursuant to the Staff’s request, the referenced disclosure has been revised accordingly.

45.

The last sentence of the first paragraph of “Investment Strategies and Risks” states that unless otherwise noted the investments listed in “Investment Strategies and Risks” constitute non-principal investments of the Fund. Please confirm that all principal investments of the Fund have been so noted.

Response: Pursuant to the Staff’s request, the referenced disclosure has been removed.

46.

Please consider revising “Management of the Trust – Trustees’ Qualifications” to specify the specific experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a director of the Fund.

Response: The disclosure states that each Trustee’s ability to review critically, evaluate, question and discuss information provided to them; to interact effectively with the Trust’s investment manager, sub-advisers, other service providers, counsel and independent auditors; and to exercise business judgment in the performance of their duties as Trustees. Additionally, the disclosure states that each Trustee’s ability to perform his duties effectively is evidenced by his educational background or professional training; business, consulting or public service positions; experience from service as a Board member of the Trust, other investment funds, public companies or non-profit entities or other organizations; and ongoing commitment and participation in Board and committee meetings throughout the years. These characteristics are unique to each Trustee and is why they were selected to serve on the Board. The Fund asserts that this disclosure, in combination with the individual biographies for each Trustee that follow in the Statement of Additional Information, meet the requirements of Item 17(b)(10) of Form N-1A.

If we may further cooperate with you in any way in the processing of the Registration Statements, please telephone the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Innovator ETFs Trust

Schedule I

IBD 50® Index Holdings as of November 3, 2017

Ticker	Company	Weight
OLED	Universal Display Corp	3.83%
CTRL	Control4 Corp	3.80%
ALGN	Align Technology Inc	3.59%
NVDA	NVIDIA Corp	3.58%
ANET	Arista Networks Inc	3.58%
YY	YY Inc	3.56%
LRCX	Lam Research Corp	3.53%
CGNX	Cognex Corp	3.29%
HTHT	China Lodging Group Ltd	3.27%
ATHM	Autohome Inc	3.15%
SINA	SINA Corp/China	3.10%
AMAT	Applied Materials Inc	3.05%
THO	Thor Industries Inc	3.05%
WGO	Winnebago Industries Inc	3.04%
BABA	Alibaba Group Holding Ltd	3.02%
COHR	Coherent Inc	3.01%
ALRM	Alarm.com Holdings Inc	3.00%
FOXF	Fox Factory Holding Corp	2.88%
STMP	Stamps.com Inc	2.71%
KEM	KEMET Corp	2.29%
TEAM	Atlassian Corp PLC	2.14%
TRU	TransUnion	2.08%
GRUB	GrubHub Inc	2.07%
PYPL	PayPal Holdings Inc	2.05%
RHT	Red Hat Inc	2.04%
SIVB	SVB Financial Group	2.03%
MCHP	Microchip Technology Inc	2.01%
AEIS	Advanced Energy Industries Inc	1.99%
PAYC	Paycom Software Inc	1.98%
SUPV	Grupo Supervielle SA	1.96%
ADBE	Adobe Systems Inc	1.06%
FIVE	Five Below Inc	1.05%
PRAH	PRA Health Sciences Inc	1.04%
AVY	Avery Dennison Corp	1.03%
CBOE	CBOE Holdings Inc	1.03%
VEEV	Veeva Systems Inc	1.03%
BGCP	BGC Partners Inc	1.01%

Ticker	Company	Weight
MFGP	Micro Focus International PLC	1.01%
FB	Facebook Inc	1.01%
ESNT	Essent Group Ltd	0.96%
PETS	PetMed Express Inc	0.52%
CNC	Centene Corp	0.52%
GWRE	Guidewire Software Inc	0.51%
PLNT	Planet Fitness Inc	0.51%
ADI	Analog Devices Inc	0.51%
MA	Mastercard Inc	0.51%
GPN	Global Payments Inc	0.51%
GTN	Gray Television Inc	0.50%
TTD	Trade Desk Inc/The	0.50%
ICHR	Ichor Holdings Ltd	0.48%